FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated November 1, 2012

Commission File Number [•]

GERDAU S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Av. Farrapos 1811

Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 1, 2012

GERDAU S.A.

By:	/s/ Osvaldo Burgos Schirmer
Name:	Osvaldo Burgos Schirmer
Title:	Chief Financial Officer

2

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Gerdau S.A. Condensed consolidated interim financial statements as of September 30, 2012

3

GERDAU S.A.

Condensed consolidated interim financial statements as of September 30, 2012

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian Reais (R$)

(Unaudited)

	Note	September 30, 2012	December 31, 2011
CURRENT ASSETS
Cash and cash equivalents	4	1,665,561	1,476,599
Short-term investments
Held for Trading	4	1,333,850	3,095,359
Available for sale	4	—	6,290
Trade accounts receivable - net	5	4,275,875	3,602,748
Inventories	6	9,125,445	8,059,427
Tax credits		909,442	815,983
Unrealized gains on financial instruments	13	116	140
Other current assets		236,046	262,603
		17,546,335	17,319,149

NON-CURRENT ASSETS
Tax credits		127,458	389,035
Deferred income taxes		2,143,565	1,547,967
Unrealized gains on financial instruments		1,417	—
Related parties	15	112,880	111,955
Judicial deposits		879,624	713,480
Other non-current assets		211,820	201,989
Prepaid pension cost		526,313	533,740
Advance for capital increase in jointly-controlled entity	8	—	65,254
Investments in associates and jointly-controlled entities	8	1,436,241	1,355,291
Other investments		25,902	19,366
Goodwill	10	9,951,542	9,155,789
Other Intangibles		1,345,987	1,273,708
Property, plant and equipment, net	9	19,289,442	17,295,071
		36,052,191	32,662,645

TOTAL ASSETS		53,598,526	49,981,794

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian Reais (R$)

(Unaudited)

	Note	September 30, 2012	December 31, 2011
CURRENT LIABILITIES
Trade accounts payable		3,325,649	3,212,163
Short-term debt	11	2,756,469	1,715,305
Debentures	12	336,005	41,688
Taxes payable		592,416	591,983
Payroll and related liabilities		644,958	617,432
Dividends payable		—	136,391
Environmental liabilities		28,767	31,798
Unrealized losses on financial instruments	13	9,990	314
Other current liabilities		375,335	429,927
		8,069,589	6,777,001

NON-CURRENT LIABILITIES
Long-term debt	11	11,571,333	11,182,290
Debentures	12	303,867	744,245
Related parties	15	5	6
Deferred income taxes		1,750,163	1,858,725
Unrealized losses on financial instruments	13	9,985	5,013
Provision for tax, civil and labor liabilities	14	1,049,397	907,718
Environmental liabilities		44,286	36,621
Employee benefits		1,015,913	1,089,784
Put options on non-controlling interest	13.f	589,134	533,544
Other non-current liabilities		308,802	327,044
		16,642,885	16,684,990

EQUITY	16
Capital		19,249,181	19,249,181
Treasury stocks		(280,873)	(237,199)
Legal reserve		407,615	407,615
Stock option		54,032	36,339
Other reserves		633,648	(701,399)
Retained earnings		7,259,070	6,242,932
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		27,322,673	24,997,469

NON-CONTROLLING INTERESTS		1,563,379	1,522,334

EQUITY		28,886,052	26,519,803

TOTAL LIABILITIES AND EQUITY		53,598,526	49,981,794

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian Reais (R$)

(Unaudited)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

NET SALES		9,819,092	8,967,321	28,993,964	26,340,979

Cost of sales	20	(8,621,389)	(7,628,291)	(25,264,844)	(22,433,669)

GROSS PROFIT		1,197,703	1,339,030	3,729,120	3,907,310

Selling expenses	20	(150,338)	(150,466)	(431,053)	(445,837)
General and administrative expenses	20	(480,084)	(440,854)	(1,433,829)	(1,313,774)
Other operating income	20	53,551	57,073	126,431	159,522
Other operating expenses	20	(49,934)	(32,847)	(82,102)	(82,214)
Equity in earnings of unconsolidated companies		(3,144)	5,424	14,187	84,877

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		567,754	777,360	1,922,754	2,309,884

Financial income	21	66,309	158,859	248,070	323,606
Financial expenses	21	(216,710)	(230,393)	(680,828)	(739,338)
Exchange variations, net	21	21,017	11,690	(119,898)	37,373
Gain and losses on financial instruments, net	21	(4,554)	1,529	(13,711)	(67,994)

INCOME BEFORE TAXES		433,816	719,045	1,356,387	1,863,531

Income and social contribution taxes
Current	7	(93,287)	(225,069)	(342,003)	(522,028)
Deferred	7	67,888	219,370	339,195	284,479

NET INCOME		408,417	713,346	1,353,579	1,625,982

ATTRIBUTABLE TO:
Owners of the parent		389,176	707,126	1,294,611	1,566,925
Non-controlling interests		19,241	6,220	58,968	59,057
		408,417	713,346	1,353,579	1,625,982

Basic earnings per share - preferred and common - R$	17	0.23	0.41	0.76	0.96

Diluted earnings per share - preferred and common - R$	17	0.23	0.41	0.76	0.96

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in thousands of Brazilian Reais (R$)

(Unaudited)

	For the three-month period ended				For the nine-month period ended
	September 30, 2012		September 30, 2011		September 30, 2012		September 30, 2011
Net income for the period		408,417		713,346		1,353,579		1,625,982
Net unrealized losses (gains) with pension plan, gross of tax R$ 0, R$ (520), R$ (12,803) and R$ 20,982, respectively		—		(23,032)		(37,656)		61,712
Other comprehensive income from associates and jointly-controlled entities		19,951		122,661		101,744		82,654
Cumulative translation difference		195,220		2,286,018		1,623,714		1,622,102
Unrealized (losses) gains on net investment hedge, gross of taxes of R$ (5,919), R$ 0, R$ (37,166) and R$ 0, respectively		(35,626)		(870,862)		(370,495)		(572,920)
Cash flow hedges
Unrealized losses, gross of tax of R$ (1,626), R$ 0, R$ (1,626) and R$ (8,530), respectively	(5,004)		—		(5,004)		(22,156)
Reduced by: reclassifications adjustments of gains included in net income, gross of tax of R$ 0, R$ 0, R$ 165 and R$ 29,970, respectively	—	(5,004)	—		706	(4,298)	77,844	55,688
Unrealized losses on available for sale securities, gross of tax of R$ (450)		—		—		—		(1,294)
Income tax relating to components of other comprehensive income		7,545		520		51,430		(41,972)

Total comprehensive income for the period, net of tax		590,503		2,228,651		2,718,018		2,831,952

Total comprehensive income attributable to:
Owners of the parent		561,150		2,166,258		2,606,250		2,729,182
Non-controlling interests		29,353		62,393		111,768		102,770
		590,503		2,228,651		2,718,018		2,831,952

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED STATEMENTS OF CHANGES IN EQUITY

in thousands of  Brazilian Reais (R$)

(Unaudited)

	Attributed to parent company’s interest
						Other reserves
	Capital	Treasury stocks	Legal reserve	Stock options	Retained earnings	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 01, 2011	15,651,352	(161,405)	307,329	22,700	5,534,468	2,706	390,400	(33,733)	(2,243,375)	19,470,442	677,173	20,147,615
2011 Changes in Equity
Net income for the period	—	—	—	—	1,566,925	—	—	—	—	1,566,925	59,057	1,625,982
Other comprehensive income (loss) recognized in the period	—	—	—	—	39,661	(844)	(564,776)	33,733	1,654,483	1,162,257	43,713	1,205,970
Total comprehensive income (loss) recognized in the period	—	—	—	—	1,606,586	(844)	(564,776)	33,733	1,654,483	2,729,182	102,770	2,831,952
Capital increase by issuance of shares	3,597,829	—	—	—	—	—	—	—	—	3,597,829	—	3,597,829
Dividends/interest on capital	—	—	—	—	(255,754)	—	—	—	—	(255,754)	(15,964)	(271,718)
Stock option expenses recognized in the period	—	—	—	18,011	—	—	—	—	—	18,011	160	18,171
Stock option exercised during the period	—	8,710	—	(1,805)	—	—	—	—	—	6,905	—	6,905
Effects of interest changes in subsidiaries	—	—	—	—	(371,592)	—	—	—	—	(371,592)	748,432	376,840
Put options	—	—	—	—	—	—	—	—	—	0	8,063	8,063
Treasury stock	—	(84,927)	—	—	—	—	—	—	—	(84,927)	(335)	(85,262)
Balance as of September 30, 2011	19,249,181	(237,622)	307,329	38,906	6,513,708	1,862	(174,376)	—	(588,892)	25,110,096	1,520,299	26,630,395

Balance as of January 01, 2012	19,249,181	(237,199)	407,615	36,339	6,242,932	1,696	(317,066)	—	(386,029)	24,997,469	1,522,334	26,519,803
2012 Changes in Equity
Net income for the period	—	—	—	—	1,294,611	—	—	—	—	1,294,611	58,968	1,353,579
Other comprehensive income (loss) recognized in the period	—	—	—	—	(23,408)	—	(328,988)	(2,854)	1,666,889	1,311,639	52,800	1,364,439
Total comprehensive income (loss) recognized in the period	—	—	—	—	1,271,203	—	(328,988)	(2,854)	1,666,889	2,606,250	111,768	2,718,018
Stock option expenses recognized in the period	—	—	—	21,950	—	—	—	—	—	21,950	206	22,156
Stock option exercised during the period	—	22,196	—	(4,257)	—	—	—	—	—	17,939	—	17,939
Dividends/interest on capital	—	—	—	—	(254,953)	—	—	—	—	(254,953)	(6,032)	(260,985)
Effects of interest changes in subsidiaries	—	—	—	—	(112)	—	—	—	—	(112)	(64,457)	(64,569)
Treasury stocks	—	(65,870)	—	—	—	—	—	—	—	(65,870)	(440)	(66,310)
Balance as of September 30, 2012	19,249,181	(280,873)	407,615	54,032	7,259,070	1,696	(646,054)	(2,854)	1,280,860	27,322,673	1,563,379	28,886,052

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of  Brazilian Reais (R$)

(Unaudited)

		For the nine month period ended
	Note	September 30, 2012	September 30, 2011

Cash flows from operating activities
Net income for the period		1,353,579	1,625,982
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	20	1,362,084	1,315,788
Equity in earnings of unconsolidated companies	8	(14,187)	(84,877)
Exchange variation, net	21	119,898	(37,373)
Losses on financial instruments, net	21	13,711	67,994
Post-employment benefits		137,951	45,601
Stock based remuneration		30,857	4,057
Income tax	7	2,808	237,549
(Gain) Loss on disposal of property, plant and equipment and investments		(6,184)	17,358
Losses on available for sale securities		—	(28,073)
Allowance for doubtful accounts		31,915	29,270
Provision for tax, labor and civil claims		141,730	172,694
Interest income on investments	21	(132,362)	(183,031)
Interest expense on loans	21	592,059	622,379
Interest on loans with related parties	15	(729)	3,686
Provision for net realisable value adjustment in inventory	6	86,901	46,376
Reversal of net realisable value adjustment in inventory	6	(37,321)	(85,227)
		3,682,710	3,770,153
Changes in assets and liabilities:
Increase in trade accounts receivable		(409,914)	(750,810)
Increase in inventories		(469,336)	(567,975)
(Decrease) Increase in trade accounts payable		(217,923)	1,147,620
Increase in other receivables		(603,421)	(240,942)
Decrease in other payables		(77,706)	(359,101)
Distributions from jointly-controlled entities		46,614	56,734
Purchases of trading securities		(1,561,682)	(5,327,885)
Proceeds from maturities and sales of trading securities		3,539,548	3,532,511
Cash provided by operating activities		3,928,890	1,260,305

Interest paid on loans and financing		(481,351)	(548,960)
Income and social contribution taxes paid		(275,701)	(334,581)
Net cash provided by operating activities		3,171,838	376,764

Cash flows from investing activities
Additions to property, plant and equipment	9	(2,445,274)	(1,289,108)
Proceeds from sales of property, plant and equipment, investments and other intangibles		34,578	9,394
Additions to other intangibles		(104,865)	(115,610)
Advance for capital increase in jointly-controlled entity	8	(206,214)	(74,785)
Purchases of available for sale securities		—	(723,285)
Proceeds from sales of available for sale securities		—	776,458
Cash obtained in acquisition of control		16,916	—
Net cash used in investing activities		(2,704,859)	(1,416,936)

Cash flows from financing activities
Capital Increase		—	3,874,329
Effects of capital decrease in subsidiary		(76,623)	—
Purchase of treasury shares		(48,371)	(78,357)
Dividends and interest on capital paid		(416,342)	(341,127)
Payment of loans and financing fees		—	(25,530)
Proceeds from loans and financing		1,196,308	1,074,843
Repayment of loans and financing		(1,023,333)	(3,151,404)
Intercompany loans, net		(267)	(192,975)
Net cash (used) provided by financing activities		(368,628)	1,159,779

Exchange variation on cash and cash equivalents		90,611	97,954
		—	—
Increase in cash and cash equivalents		188,962	217,561
Cash and cash equivalents at beginning of period		1,476,599	1,061,034
Cash and cash equivalents at end of period		1,665,561	1,278,595

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) are engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India. The Company started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, specialty steels and flat steels, primarily through a production process which utilizes electric furnaces along with scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), but also produces steel from iron ore (through blast furnaces and direct reduction).  The Company’s products serve the sectors of civil construction, industry, automotive and agriculture.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on October 31, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month and nine-month periods ended September 30, 2012 have been prepared in accordance with the International Accounting Standard (IAS) Nº 34, whichestablishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2011, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments and biological assets, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2011, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 – New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their optional or mandatory adoption for the period beginning on January 1, 2012. The Company’s assessment on the impact of these new procedures and interpretations is as follows:

Standards and Interpretations in force

IFRS 7 - Disclosure - Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity’s financial position. The change in the standard IFRS 7 is effective for annual periods beginning on or after July 01, 2011. The adoption of this revised standard did not have an impact in the Company’s Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Standards and Interpretations of standards not yet effective

IFRS 9 – Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015. The Company is assessing the impacts from the adoption of this standard and possible differences compared to IAS 39.

IFRS 10 — Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard establishes the principles for presentation and preparation of consolidated financial statements when an entity control one or more entities. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 11 — Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard addresses aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limits the use of proportional consolidation just for joint operations, and also establishes the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company has already adopted the equity accounting method for investments in associates and jointly-controlled entities and it is currently assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 12 — Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard addresses aspects related to the disclosure of nature of risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 13 — Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IAS 28 — Investments in Associates and Joint Ventures

In May 2011, the IASB revised IAS 28. The change in IAS 28 addresses aspects related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company already adopted the equity accounting method for its investments in associate companies and jointly-controlled entities and is assessing the impact of the other changes of this standard on its Consolidated Financial Statements.

IAS 19 – Employee Benefits

In June 2011, the IASB revised IAS 19. The most significant modification refers to recognizing the changes on defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and fair value of plan assets as they occur, and therefore the elimination of the “corridor approach” allowed in the previous version of IAS 19 and the advanced recognition of past service costs. Additionally, the amendments require that all actuarial gains and losses be recognized immediately through other comprehensive income so that the net asset or liability of the pension plan is recognized in its Consolidated Financial Statements to reflect the full amount of the plan deficit or surplus. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

IAS 1 — Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 addresses aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income and items that can be further reclassified to the net income. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued the IFRIC 20. This interpretation addresses aspects related to the accounting treatment of stripping costs in the production phase of a surface mine. This interpretation is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this interpretation on its Consolidated Financial Statements.

IFRS 9 and IFRS 7 – Mandatory Effective Date and Transition Disclosures – Amendments to IFRS 9 and IFRS 7

In December 2011 the IASB revised IFRS 9 and 7. The amendment of IFRS 9 addresses the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. The Company is evaluating the impact of the adoption of these amendments in its Consolidated Financial Statements.

IFRS 7 – Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7

In December 2011, the IASB revised IFRS 7. This amendment addresses disclosure issues related to the offsetting of financial assets and liabilities including rights and evaluates its effects. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IAS 32 – Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

In December 2011, the IASB revised IAS 32. The amendment of this standard addresses issues related to the offsetting of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IFRS 1 — First-time Adoption of International Financial Reporting Standards – Government Loans

In March 2012, the IASB revised IFRS 1. This change of IFRS 1 addresses an exception for the retrospective adoption of requirements of IFRS 9 and IAS 20 in government loans that are in place in the IFRS transition date. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company believes that these changes will not impact its Consolidated Financial Statements since it already adopts IFRS 1.

IFRS Annual improvements of May 2012

In May 2012, the IASB revised the standards IFRS 1, IAS 1, IAS 16, IAS 32, IFRIC 2 and IAS 34. These revised standards are effective for years beginning on or after January 1, 2013. The Company is assessing the impact of adopting these changes on its Consolidated Financial Statements.

IFRS 10, IFRS 11 e IFRS 12 – Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance – Amendments to IFRS 10, IFRS 11 and IFRS 12

In June 2012, the IASB revised IFRS 10, IFRS 11 and IFRS 12, which address aspects related to the first time adoption of these standards and aspects related to adjustments to comparative disclosures. These revised standards are effective for years

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

beginning on or after January 1, 2013. The Company is assessing the impact of adopting these changes on its Consolidated Financial Statements.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended September 30, 2012, compared to those existing on December 31, 2011, except by the operation described at Note 3.4.

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended September 30, 2012, compared to those existing on December 31, 2011, except by the operation described at Note 3.4.

3.3 – Associate companies

The Company did not have material changes of participation in associate companies for the period ended September 30, 2012, compared to those existing on December 31, 2011.

3.4 – Acquisition of control of an entity

On July 7, 2012, the Company obtained control of its jointly-controlled entity Kalyani Gerdau Steel Ltds (KGS), which is a specialty steel entity based in India and which the Company had an interest of 91.28% as of the control acquisition date. The control was obtained by the expiration of the KGS partner veto power and the right of recovering its original interest in KGS. As a result of the business combination, the Company reclassified the non deductible for tax purposes goodwill, previously recognized in the amount of R$ 28,389, from the Investments in associates and jointly-controlled entities account to the Goodwill account. The company has not concluded the fair value assessment of the assets and liabilities of KGS up to September 30, 2012, but the Company does not expect material adjustments in the amounts consolidated as of September 30, 2012. The following table summarizes the KGS book value as of the control acquisition date.

Book value
Current assets	228,820
Property, plant and equipment, net	294,088
Goodwill	28,389
Other non-current assets	35,610
Current liabilities	(201,561)
Non-current liabilities	(227,320)
Non-controlling interests	(11,306)
Consolidated Assets (Liabilities), net	146,720

The amounts recognized as Net sales and Trade accounts receivable, attributed to KGS, included in the Condensed Consolidated Financial Statements of the Company as from the control acquisition date of this subsidiary are not material. KGS, as from the control acquisition date and up to September 30, 2012 generated a Net loss of R$ 27,155. In addition, the amounts of Net Sales and Net income (loss) that would have been generated by KGS for the nine-month period ended on September 30, 2012, in case this entity had been acquired as from the beginning of the period, would not be expected to be material.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 4 – CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2012	December 31, 2011
Cash	19,595	7,766
Banks and short-term investments	1,645,966	1,468,833
Cash and cash equivalents	1,665,561	1,476,599

Short term investments

	September 30, 2012	December 31, 2011
Held for trading	1,333,850	3,095,359
Available for sale securities	0	6,290
Short term investments	1,333,850	3,101,649

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 – ACCOUNTS RECEIVABLE

	September 30, 2012	December 31, 2011
Trade accounts receivable - in Brazil	1,459,786	1,170,564
Trade accounts receivable - exports from Brazil	125,654	252,377
Trade accounts receivable - foreign subsidiaries	2,780,890	2,242,043
(-) Allowance for doubtful accounts	(90,455)	(62,236)
	4,275,875	3,602,748

NOTE 6 - INVENTORIES

	September 30, 2012	December 31, 2011
Finished products	3,699,958	3,108,332
Work in progress	2,064,627	1,573,066
Raw materials	1,943,943	1,986,669
Storeroom supplies	1,013,899	976,030
Advances to suppliers	253,834	138,952
Imports in transit	309,819	375,089
(-) Provision for market value adjustment	(160,635)	(98,711)
	9,125,445	8,059,427

The changes in the provision for market value adjustment are as follows:

Balance as of January 1, 2011	(152,388)
Provision for the year	(56,999)
Write-offs	122,877
Exchange rate variation	(12,201)
Balance as of December 31, 2011	(98,711)
Provision for the period	(86,901)
Write-offs	37,321
Exchange rate variation	(12,344)
Balance as of September 30, 2012	(160,635)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Inventories are insured against fire and flooding. The insurance coverage is based on the amounts and risks involved.

During the three-month period ended on September 30, 2012 the amounts of R$ 8,621,389 and R$ 489,904 (R$ 7,628,291 and R$ 460,952 as of September 30, 2011), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements. During the nine-month period ended on September 30, 2012 the amounts of R$ 25,264,844 and R$ 1,443,430 (R$ 22,433,669 and R$ 1,354,602 as of September 30, 2011), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements.

For the nine-month period ended on September 30, 2012, the cost of sales include the amounts of R$ 37,321 (R$ 85,227 as of September 30, 2011) related to inventories permanently written off and R$ 86,901 (R$ 46,376 as of September 30, 2011) related to the recognition of a provision for marktet value adjustments of inventories.

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil used R$ 6,930 and R$ 11,882 for the three-month and nine-month periods ended on September 30, 2012, respectively, (R$ (1,716) and R$ 6,382 for the three-month and nine-month periods ended on September 30, 2011, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represents R$ 5,177 and R$ 6,673for the three-month and nine-month period ended on September 30, 2012 (R$ (6,345) and R$ 0 for the three-month and nine-month periods ended on September 30, 2011). The respective tax incentives were recorded directly in the income and social contribution tax account in the statement of income.

As of September 30, 2012, the Company had  tax loss carryforwards arising from its operations in Brazil of R$ 540,075 for income tax (R$ 606,139 as of December 31, 2011) and R$ 1,406,705 for social contribution tax (R$ 1,291,616 as of December 31, 2011), representing a deferred tax asset of R$ 261,622 (R$ 267,780 as of December 31, 2011). The Company believes that the amounts will be realized based on future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of the tax asset of R$ 176,795 (R$ 172,556 as of December 31, 2011), due to the Company’s inability to use the tax loss carryforwards in its subsidiaries. Notwithstanding, these tax loss carryforwards do not have an expiration date.

As of September 30, 2012, the subsidiary Gerdau Ameristeel has a deferred tax asset from tax losses in its operation in Canada in the amount of R$ 138,599 related to income tax (R$ 123,572 as of December 31, 2011). These credits expire on various dates between 2025 and 2031. The subsidiary believes the amounts will be used with future taxable income, and historically the subsidiary has generated enough taxable income to the use of these assets.

As of September 30, 2012, the subsidiary Gerdau Ameristeel had R$ 144,353 (R$ 133,881 as of December 31, 2011) of capital losses that had not been recognized in the Company’s condensed consolidated interim balance sheets. These losses are primarily related to the write-down of the subsidiary’s long-term investments and none of these losses currently have an expiration date except for R$ 66,939 and R$ 1,854 included in the condensed consolidated interim balance sheets as of September 30, 2012 which expires in 2015 and 2016, respectively (R$ 61,836 and R$ 1,713 as of December 31, 2011). The subsidiary had various state tax losses totaling R$ 118,898 (R$ 208,060 as of December 31, 2011) which had not been recognized in the Company’s condensed interim financial statements and which expires between 2012 and 2031. The subsidiary also had R$ 82,920 of state tax credits for the period ended September 30, 2012 (R$ 76,771 as of December 31, 2011), that were not recognized in the Company’s condensed consolidated interim balance sheet. These credits will expire on various dates between 2015 and 2018 with the exception of a portion of R$ 9,130 (R$ 13,147 as of December 31, 2011), which has no expiration date.

In Brazil, income taxes include the federal income tax (IR) and social contribution (CS), which represent an additional federal income tax. The applicable tax rates for income tax and social contribution are 25% and 9%, respectively, for the periods of three and nine months ended on September 30, 2012 and 2011. Beyond the domestic tax rates mentioned above, the Company is also subject to taxes on income in its subsidiaries abroad, which tax rate ranges between 20% and 38.5%. The difference between the tax rates in Brazil and the tax rates in other countries are presented in the reconciliation of income tax and social contribution adjustments on net income in the row “difference in tax rates in foreign companies”.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

	For the three-month period ended
	September 30, 2012	September 30, 2011
	Total	Total
Income before income taxes	433,816	719,045
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(147,498)	(244,476)
Tax adjustment with respect to:
- difference in tax rates in foreign companies	6,275	88,910
- equity in earnings of unconsolidated companies	(1,069)	1,844
- interest on equity	(9,649)	52,358
- tax incentives	12,107	(8,061)
- tax deductible goodwill recorded in statutory books	89,708	89,708
- permanent differences (net)	24,727	14,018
Income and social contribution taxes	(25,399)	(5,699)
Current	(93,287)	(225,069)
Deferred	67,888	219,370

	For the nine-month period ended
	September 30, 2012	September 30, 2011
	Total	Total
Income before income taxes	1,356,387	1,863,531
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(461,172)	(633,601)
Tax adjustment with respect to:
- difference in tax rates in foreign companies	119,061	28,345
- equity in earnings of unconsolidated companies	4,824	28,858
- interest on equity	(9,329)	52,358
- tax incentives	18,555	6,382
- tax deductible goodwill recorded in statutory books	269,126	269,126
- permanent differences (net)	56,127	10,983
Income and social contribution taxes	(2,808)	(237,549)
Current	(342,003)	(522,028)
Deferred	339,195	284,479

The credits recognized under tax loss carry-forwards are supported in projections of taxable future incomes discounted to present value, which are based on technical analysis of feasibility, which are annually presented to the board of the Company. These analyses take into account the historical of the Company profitability and the outlook for maintenance of current profitability in the future, allowing an estimation of credits recovery. The other credits, which are based on temporary differences, mainly tax contingencies, as well as provision for losses, were recognized according to their expectation of use.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 8 — INVESTMENTS

I) Associates and jointly-controlled entities

	Jointly-controlled entities			Associates
	Joint Ventures North America (a)	Gerdau Corsa S.A.P.I. de C.V.	Kalyani Gerdau Steel Ltd.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centroamericana del Acero, S.A.	Maco Holdings Ltda.	Others	Goodwill (b)	Total
Balance as of January 01, 2011	217,643	57,200	25,704	100,196	17,913	167,046	98,899	122,055	97,786	1,290	358,788	1,264,520
Equity in earnings	75,013	(7,582)	(34,172)	18,019	727	(4,297)	11,114	2,669	1,171	—	—	62,662
Amounts recognized in Other comprehensive income	31,737	(130)	3,358	—	1,144	20,884	(3,229)	13,642	15,241	—	24,887	107,534
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	(2,773)	—	—	(2,773)
Capital increase	—	—	387	—	—	—	—	—	—	—	26,468	26,855
Dividends/Interest on Equity	(57,873)	—	—	(11,489)	—	(3,672)	(23,093)	—	(7,380)	—	—	(103,507)
Balance as of December 31, 2011	266,520	49,488	(4,723)	106,726	19,784	179,961	83,691	138,366	104,045	1,290	410,143	1,355,291
Equity in earnings	29,469	(2,226)	(17,102)	12,565	(680)	(7,839)	6,952	(8,156)	1,204	—	—	14,187
Amounts recognized in Other comprehensive income	23,990	8,794	(19,436)	—	3,984	14,527	15,033	10,779	—	—	44,073	108,536
Capital increase	—	—	159,592	—	—	—	—	—	—	—	—	159,592
Dividends/Interest on Equity	(41,432)	—	—	—	—	—	—	—	(6,421)	—	—	(47,853)
Goodwill reclassification from acquisition of control	—	—	28,389	—	—	—	—	—	—	—	(28,389)
Acquisition of control (Note 3.4)	—	—	(146,720)	—	—	—	—	—	—	—	—	(153,512)
Balance as of September 30, 2012	278,547	56,056	—	119,291	23,088	186,649	105,676	140,989	98,828	1,290	425,827	1,436,241

a) Joint Ventures North America

Companies: Gallatin Steel Company, Bradley Steel Processors e MRM Guide Rail.

b) Goodwill

	September 30, 2012	December 31, 2011
Dona Francisca Energética S.A.	17,071	17,071
Grupo Multisteel Business Holdings Corp.	45,880	42,096
Corsa Controladora S.A. de C.V.	164,310	140,045
Corporación Centroamericana del Acero, S.A.	198,566	184,463
Kalyani Gerdau Steel Ltd.	—	26,468
	425,827	410,143

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on September 30, 2012, acquisitions amounted to R$ 903,901 (R$ 616,085 as of September 30, 2011), and disposals amounted to R$ 24,921 (R$ 3,738 as of September 30, 2011). During the nine-month period ended on September 30, 2012, acquisitions amounted to R$ 2,445,274 (R$ 1,289,108 as of September 30, 2011), and disposals amounted to R$ 28,078 (R$ 24,298 as of September 30, 2011).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended September 30, 2012 amounted to R$ 26,718 (R$ 12,620 as of September 30, 2011). Borrowing costs capitalized during the nine-month period ended September 30, 2012 amounted to R$ 68,801 (R$ 36,195 as of September 30, 2011).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 447,658 as of September 30, 2012 (R$ 119,289 as of December 31, 2011).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 10 — GOODWILL

The changes in goodwill are as follows:

	Goodwill gross	Accumulated	Goodwill after
	amount	Impairment losses	Impairment losses
Balances as of January 01, 2011	8,353,409	(195,311)	8,158,098
(+/-) Exchange variation	996,827	(19,168)	977,659
(+) Additions	20,032	—	20,032
Balances as of December 31, 2011	9,370,268	(214,479)	9,155,789
(+) Additions	28,389	—	28,389
(+/-) Exchange variation	781,715	(14,351)	767,364
Balances as of September 30, 2012	10,180,372	(228,830)	9,951,542

The amount of goodwill by segment is as follows:

	September 30, 2012	December 31, 2011
Brazil	512,870	504,253
Specialty Steels	2,205,497	2,016,847
Latin America	764,103	661,336
North America	6,469,072	5,973,353
	9,951,542	9,155,789

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	September 30, 2012	December 31, 2011
Short term financing in Brazilian reais
Working capital	5.21%	686,278	420,943
Financing of investment	11.09%	—	5,103
Short term financing in foreign currency
Working capital (US$)	2.45%	1,053,760	448,023
Working capital (€)	3.15%	72,464	39,456
Working capital (Clp$)	1.74%	10,889	2,710
Working capital (Cop$)	7.41%	128,440	101,345
Working capital (PA$)	13.13%	73,441	23,014
Working capital (Mxn$)	6.57%	177,145	41,439
Financing of property, plant and equipment and others (US$)	2.65%	20,911	17,240
Financing of investment (INR)	4.75%	1,854	—
		2,225,182	1,099,273
Plus current portion of long-term financing		531,287	616,032
Short term financing plus current portion of long-term financing		2,756,469	1,715,305

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Long-term financing in Brazilian reais
Working capital	9.26%	270,129	568,340
Financing of property, plant and equipament	7.61%	1,287,277	1,423,333
Financing of investment	7.51%	5,062	—
Long-term financing in foreign currency
Working capital (US$)	3.07%	1,245,486	1,465,818
Working capital (€)	3.15%	60,278	82,329
Working capital (Mxn$)	6.57%	23,732	20,175
Working capital (COP$)	7.42%	254,280	169,373
Ten Year Bonds (US$)	6.71%	8,193,121	7,582,966
Advances on export contracts (US$)	5.91%	63,800	96,986
Financing of investment (US$)	4.53%	83,919	27,542
Financing of investment (INR)	4.75%	145,460	—
Financing of property, plant and equipament and others (US$)	3.52%	470,076	361,460
		12,102,620	11,798,322
Less: current portion		(531,287)	(616,032)
Long term financing minus current portion		11,571,333	11,182,290
Total financing		14,327,802	12,897,595

(*) Weighted average effective interest costs on September 30, 2012.

Loans and financing denominated in Brazilian Reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	September 30, 2012	December 31, 2011
Brazilian Real (R$)	2,248,746	2,417,719
U.S. Dollar (US$)	11,131,073	10,000,035
Euro (€)	132,742	121,785
Colombian Peso (Cop$)	382,720	270,718
Argentine Peso (PA$)	73,441	23,014
Chilean Peso (Clp$)	10,889	2,710
Mexican Peso (Mxn$)	200,877	61,614
Rupees (INR)	147,314	—
	14,327,802	12,897,595

Timeline of installments payments of long term loans and financing is as follows:

	September 30, 2012	December 31, 2011
2013 (*)	268,146	1,291,602
2014	1,328,236	1,140,192
2015	780,969	518,323
2016	291,854	227,603
After 2017	8,902,128	8,004,570
	11,571,333	11,182,290

(*) For the period as of September 30, 2012, the amount is regarding from October 1, 2013 to December 31, 2013.

a) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following is a brief description of the financial covenants required under the Company’s debt agreements.

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment and Restructuring Costs) as defined in the bank agreements. The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of September 30, 2012 such covenant was 4.3 times;

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA as defined in the bank agreements. The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of September 30, 2012 such covenant was 3.5 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,795,200. As of September 30, 2012 such level was R$ 28,886,052; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of September 30, 2012 the current ratio was 1.9 times.

All covenants described above are calculated based on the IFRS Consolidated Financial Statements of Gerdau S.A., except item IV, which refers to the Metalúrgica Gerdau S.A. and has been met. The penalty for non-compliance with such financial covenants is the possibility of a declaration of default by the creditors which could cause the loans to become currently due and payable.

The company has established new financial covenant standards in which cash, cash equivalents and financial revenue are considered in the ratios calculations. In accordance with this new strategy, any new financial agreement of the Company and its subsidiaries, which has financial covenants, follows the new standard. The new financial covenants standard is: Net Debt / EBITDA must be less or equal to 4 and EBITDA / Net Financial Expenses must be greater or equal to 3. As of September 30, 2012, the Net Debt / EBITDA was 2.8 times and the EBITDA / Net financial expense was 6.9 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by the global economics and the steel market.

NOTE 12 — DEBENTURES

	General	Quantity as of September 30, 2012
Issuance	Meeting	Issued On	Portfolio	Maturity	Annual Charges (*)	September 30, 2012	December 31, 2011
3ª - A e B	May 27,1982	144,000	117,486	June 1, 2021	CDI	99,339	113,717
7ª	July 14, 1982	68,400	60,071	July 1, 2022	CDI	40,316	41,688
8ª	November 11, 1982	179,964	73,715	May 2, 2013	CDI	336,005	435,676
9ª	June 10, 1983	125,640	84,494	September 1, 2014	CDI	34,004	32,261
11ª - A e B	June 29, 1990	150,000	121,624	June 1, 2020	CDI	130,208	162,591
						639,872	785,933

Current						336,005	41,688
Non-current						303,867	744,245

(*) CDI - Interbank Deposit Certificate

Maturities of long-term amounts are as follows:

	September 30, 2012	December 31, 2011
2013	—	435,676
2014	34,004	32,261
After 2020	269,863	276,308
	303,867	744,245

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional annual interest rate was 6.59% and 11.60% for the nine-month period ended on September 30, 2012 and year ended on December 31, 2011, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Ten Years bonds, other financing, payroll and related liabilities, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other accounts receivable, other accounts payable and put options on non controlling interest.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

	September 30, 2012		December 31, 2011
	Book	Market	Book	Market
	Value	Value	Value	Value
Cash and cash equivalents	1,665,561	1,665,561	1,476,599	1,476,599
Short and long-term investments	1,333,850	1,333,850	3,101,649	3,101,649
Trade accounts receivable	4,275,875	4,275,875	3,602,748	3,602,748
Trade accounts payable	3,325,649	3,325,649	3,212,163	3,212,163
Ten Years Bonds	8,193,121	9,292,084	7,582,966	8,002,218
Other financing	6,134,681	6,134,681	5,314,629	5,314,629
Payroll and related liabilities	644,958	644,958	617,432	617,432
Debentures	639,872	639,872	785,933	785,933
Related parties (assets)	112,880	112,880	111,955	111,955
Related parties (liabilities)	5	5	6	6
Unrealized gains on financial instruments	116	116	140	140
Unrealized losses on financial instruments	19,975	19,975	5,327	5,327
Put options on non controlling interest	589,134	589,134	533,544	533,544
Other accounts receivable	447,866	447,866	464,592	464,592
Other accounts payable	684,137	684,137	756,971	756,971

The fair value of Ten-Year bond Securities is based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Condensed Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to their liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/adjusted EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 11) and debentures (note 12). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

The Company seeks to remain between the following parameters:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 3 and 4 times
Interest Coverage Ratio	greater than 3 times
Debt/Equity ratio	less or equal 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed sensitivity analysis, which can be summarized as follows:

Impact in the net income or statement of comprehensive income

Assumption	Variation	September 30, 2012
Changes in foreign currency	5%	155,961
Changes in interest rates	0.1%	83,111
Changes in sales price of goods	1%	289,940
Changes in price of goods and raw materials	1%	182,913
Interest rate Swaps	0.1%	1,113
Currency Swaps and NDF’s (Non Deliverable Forwards)	5%	5,755

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Foreign currency sensitivity analysis:  As of September 30, 2012, the Company is mainly exposed to variations between Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 155,961 — R$ 74,356 after the effects of changes in the net investment hedge described in note 13.g, as of September 30, 2012 (R$ 41,369 as of September 30, 2011) and represents an income if an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on the average interest rate applicable to the floating part of its debt. The impact calculated considering this variation in the interest rate totals R$ 83,111 as of September 30, 2012 (R$ 72,393 as of September 30, 2011) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates the Company is exposed, which are related to loans, financing, and debentures are presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 289,940 as of September 30, 2012 (R$ 263,410 as of September 30, 2011) and raw materials and other inputs totals R$ (182,913) as of September 30, 2012 (R$ (163,289) as of September 30, 2011). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1% in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of  0.1% change in the interest rates represents an income of R$ 1,113 (income of R$ 139 as of September 30, 2011) and a decrease of 0.1% change in the interest rates represents an expense of R$ 1,113 (expense of R$ 139 as of September 30, 2011). All these swaps were contracted to hedge debt positions from floating to fix (Liability). On September 30, 2012, these effects were recognized in the statement of comprehensive income and in the statement of income in the amounts of R$ 1,074 and R$ 39, respectively (R$ 139 in the statement of income on September 30, 2011). The effects of changes in cash flow hedges are recorded in the statement of income. The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against Brazilian Real and Colombian Pesos, and its effects on these derivatives mark to market. An increase of 5% on the US Dollar against these currencies represents an income of R$ 5,755 as of September 30, 2012 (R$ 2,789 as of September, 30 2011) and a decrease of 5% on the US Dollar against these currencies represents an expense of R$ 5,755 as of September 30, 2012 (R$ 2,789 as of September, 30 2011). The Dollar/Real NDF’s were contracted to hedge asset positions (Exports) and these effects of mark to market have been recognized in the statement of comprehensive income. The Dollar/Colombian Pesos NDF’s were contracted to hedge liability positions (Debt) and these effects of mark to market would be recognized in the statement of comprehensive income. The NDF’s to which the Company is exposed are presented in note 13.e.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2012 Assets	Loans and receivables	Financial Assets at market value with gains and losses recognized in the Statement of Income	Financial Assets at market value with gains and losses recognized in Equity	Total
Cash and cash equivalents	1,665,561	—	—	1,665,561
Short and long-term investments	—	1,333,850	—	1,333,850
Unrealized gains on financial instruments	—	116	—	116
Trade accounts receivable	4,275,875	—	—	4,275,875
Related parties	112,880	—	—	112,880
Other accounts receivable	447,866	—	—	447,866
Total	6,502,182	1,333,966	—	7,836,148
Financial Income	259,600	132,945	—	392,545

Liabilities	Liabilities at market value with gains and losses recognized in the Statement of Income	Liabilities at market value with gains and losses recognized in Equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,325,649	3,325,649
Ten Years Bonds	—	—	8,193,121	8,193,121
Other financing	—	—	6,134,681	6,134,681
Payroll and related liabilities	—	—	644,958	644,958
Debentures	—	—	639,872	639,872
Related parties	—	—	5	5
Other accounts payable	—	—	684,137	684,137
Put options on minority interest	589,134	—	—	589,134
Unrealized losses on financial instruments	2,117	15,910	1,948	19,975
Total	591,251	15,910	19,624,371	20,231,532
Financial Income	-19,233	—	-939,682	-958,915

December 31, 2011 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in Income	Assets at fair value with gains and losses recognized in Equity	Total
Cash and cash equivalents	1,476,599	—	—	1,476,599
Short-term investments	—	3,095,359	6,290	3,101,649
Unrealized gains on financial instruments	—	140	—	140
Trade accounts receivable	3,602,748	—	—	3,602,748
Related parties	111,955	—	—	111,955
Other accounts receivable	464,592	—	—	464,592
Total	5,655,894	3,095,499	6,290	8,757,683
Financial income	379,651	276,645	—	656,296

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in Income	Liabilities at fair value with gains and losses recognized in Equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,212,163	3,212,163
Ten Years Bonds	—	—	7,582,966	7,582,966
Other financing	—	—	5,314,629	5,314,629
Payroll and related liabilities	—	—	617,432	617,432
Debentures	—	—	785,933	785,933
Related parties	—	—	6	6
Other accounts payable	—	—	756,971	756,971
Put options on minority interest	533,544	—	—	533,544
Unrealized losses on financial instruments	5,327	—	—	5,327
Total	538,871	—	18,270,100	18,808,971
Financial income	(96,909)	—	(1,087,723)	(1,184,632)

As of September 30, 2012, the Company has derivative financial instruments such as interest rate swaps and NDFs (Non Deliverable Forwards). Part of these instruments are classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company is exposed to different market risks, such as fluctuations in exchange rates, interest rate volatility and commodities price. In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All derivative financial instruments are recognized at fair value in the Condensed Consolidated Interim Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including the fluctuation of exchange rates and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the value of its assets and liabilities or future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a corresponding position (asset or liabilityexposure) from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards:

Subsidiary Diaco S.A. has settled Non Deliverable Forwards with maturity dates on July 17, 2012 and September 24, 2012. These transactions were contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank, in reference to the global credit line. The fair value of this contract represents a loss of R$ 1,166 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. has Non Deliverable Forwards, with a notional amount of US$ 60.0 million (R$ 121,836 as of September 30, 2012) with maturity date on December 12, 2012. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank, referred to the global credit line.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The fair value of this contract represents a loss of R$ 8,586 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

The Company contracted Non Deliverable Forwards designated as cash flow hedges, with a notional amount of US$ 21.26 million (R$ 43,171 as of September 30, 2012) and a maturity date on December 28, 2012. This transaction was contracted with the objective to hedge part of the cash flow from its exports against the exchange exposure arising on the US dollar against Brazilian real. The fair value of this contract represents a loss of R$ 2,528 and it was presented in other comprehensive income. The counterparty to this transaction is HSBC Bank.

The prospective and retrospective testing made for the above financial instruments did not identify any amount of ineffectiveness.

Swap Contracts

Interest rate swap

The subsidiary Siderúrgica del Perú S.A. - Siderperú entered into an interest rate swap, designated as cash flow hedges, contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a nominal value of US$ 28.57 million (R$ 58,014 as of September 30, 2012) and maturity date on April 3, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the subsidiary took on debt in dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of September 30, 2012 results in a loss of R$ 1,585 presented in the statement of comprehensive income. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

The subsidiary Gerdau Açominas S.A. entered into an interest rate swap with a notional value of US$ 350 million (R$ 710,710 as of September 30, 2012) and a maturity date of June 22, 2015, on which the financial charges agreed on the debt contract with Banco do Brasil, equivalent to LIBOR plus a percentage of interest, are exchanged for pre-determined interest rates. The fair value of this contract as of September 30, 2012 is a gain of R$ 3,741 presented in the statement of comprehensive income. From April 01, 2012, the Company designated this swap as cash flow hedge and because of this aspect the effects started to be registered in other comprehensive income. The counterparts of this operation are the following banks: HSBC, Citibank and Morgan Stanley.

Guarantee Margins

The Company has derivatives financial instruments contracts, which states the possibility of constitution of deposits and/or guarantee margins when the mark to market value of these instruments exceeds the limits established in each contract. As of September 30, 2012, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

					Recognized value				Fair value
			Notional value		Net income		Shareholder’s equity		Amount receivable		Amount payable
Contracts for Asset Protection	Position		September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Forward
Diaco S.A			—	—	—	(106)	—	—	—	—	—	—
Diaco S.A			—	—	—	392	—	—	—	—	—	—
Diaco S.A			—	US$ 10.0 milion	(1,152)	—	—	—	—	140	—	—
Diaco S.A			US$ 60.0 milion	US$ 60.0 milion	(8,586)	—	—	—	—	—	(9,990)	(314)
Diaco S.A			—	—	(14)	—	—	—	—	—	—	—
Cleary Holdings			—	—	—	297	—	—	—	—	—	—
Cleary Holdings			—	—	—	73	—	—	—	—	—	—
Cleary Holdings			—	—	—	(535)	—	—	—	—	—	—
Gerdau S.A.			US$ 21.26 million	—	(2,528)	—	(274)	—	1,533	—	(1,948)	—
					(12,280)	121	274	—	1,533	140	(11,938)	(314)

Swap contracts
Interest rate swap
Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M + 0.90%	US$ 28.57 milhões	US$ 35.71 milion	(2,117)	(2,107)	1,585	—	—	—	(2,369)	(3,674)
	payable edge	5.50%
Gerdau Açominas S.A.	receivable edge	Libor 6M + 2.30%	US$ 350.0 milhões	US$ 350 milion	686	—	(3,741)	—	—	—	(5,668)	(1,339)
	payable edge	3.28%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M + 1,37%	—	—	—	(68,697)	—	—	—	—	—	—
	payable edge	3.48%
GTL Equity Investments Corp.	receivable edge	4.51% p.a.	—	—	—	2,689	—	—	—	—	—	—
	payable edge	3.51% p.a.
					(1,431)	(68,115)	2,156	—	—	—	(8,037)	(5,013)
					(13,711)	(67,994)	2,430	—	1,533	140	(19,975)	(5,327)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2012	December 31, 2011
Unrealized gains on derivatives
Current assets	116	140
Non-current assets	1,417	—
	1,533	140
Unrealized losses on derivatives
Current liabilities	(9,990)	(314)
Non-current liabilities	(9,985)	(5,013)
	(19,975)	(5,327)
Net effect	(18,442)	(5,187)

f) Put options on non-controlling interests

On December 23, 2010, the Santander Group and the Company, through its subsidiary Gerdau Hungria Holdings, renewed the put option on Sidenor interest and the new maturity date is January 10, 2014, and can be settled in advanced in January at each year, beginning 2012. As of September 30, 2012, such potential obligation totaled R$ 583,779 (R$ 528,821 as of December 31, 2011).

The Company, through its subsidiary Gerdau Ameristeel Inc., has the call option for the remaining 1% stake in Pacific Coast Steel (PCS) interest with a fixed price of US$ 3 million. On September 30, 2012, the amount recognized as a potential obligation amounts to R$ 5,355 (R$ 4,723 as of December 31, 2011).

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1.5 billion and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1.25 billion, totaling US$ 2.75 billion. As a consequence, the effect of exchange rate changes on these debts has been recognized in comprehensive income, while the effect of taxation (income and social contribution taxes) is recognized in income.

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company decided to change the value of the net investment hedge designation in foreign subsidiaries for the operations of Ten Years Bonds. Thus, the exchange rate variance over the amount of US$ 1.96 billion will continue to be recognized in equity while the exchange rate variance on the portion of US$ 0.79 billion is recognized in income.

Additionally, the Company chose to designate as hedge part of the net investments in financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.6 billion, which were made in order to provide part of the resources for these investments acquisitions abroad.

Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the statement of Comprehensive Income as an unrealized loss in the amount of R$ 370,495 (loss of R$ 572,920 on September 30, 2011).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

h) Measurement of fair value:

IAS 32 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. IFRS 7 establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is Insignificant or does not exist.

As of September 30, 2012, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2012, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)		Significant Unobservable Inputs (Level 3)
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011

Current assets
Short-term investments
Trading	1,333,850	3,095,359	1,261,076	2,825,908	72,774	269,451	—	—
Available for sale	—	6,290	—	6,290	—	—	—	—
Financial instruments	116	140	—	—	116	140	—	—
	1,333,966	3,101,789	1,261,076	2,832,198	72,890	269,591	—	—

Current liabilities
Financial instruments	9,990	314	—	—	9,990	314	—	—
					—	—	—	—
Non-current liabilities
Financial instruments	9,985	5,013	—	—	9,985	5,013	—	—
Put options on minority interest	589,134	533,544	—	—	—	—	589,134	533,544
	609,109	538,871	—	—	19,975	5,327	589,134	533,544
	1,943,075	3,640,660	1,261,076	2,832,198	92,865	274,918	589,134	533,544

Changes in the measurements using significant unobservable inputs (Level 3):

Liabilities
Balance as of December 31, 2011	533,544
(+) Interests and other contractual obligations	16,336
(+) Gains and losses on conversion	39,254
Balance as of September 30, 2012	589,134

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving tax, labor and civil matters. Based on the opinion of its legal advisors, Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operating results and liquidity of the Company and its subsidiaries.

The provision has been recorded considering the judgment of its legal advisors and the Management, for processes whose expected loss is considered probable, is sufficient to cover expected losses. The balances of the provisions are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

I) Provisions

	September 30, 2012	December 31, 2011
a) Tax provisions	823,025	672,652
b) Labor provisions	208,069	217,696
c) Civil provisions	18,303	17,370
	1,049,397	907,718

a) Provision for tax issues

The increase in tax provisions relates, substantially, to the discussions concerning the compensation of PIS credits, the incidence of PIS and COFINS on other income and excluding the ICMS from the calculation basis for PIS and COFINS. In relation to the demands of dealing with the exclusion of ICMS from the calculation basis for PIS and COFINS, the Company and its subsidiaries have been deposited in court the amounts involved.

II) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2012	December 31, 2011
Tax	827,003	666,681
Labor	43,338	37,829
Civil	9,283	8,970
	879,624	713,480

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	September 30, 2012	December 31, 2011
Assets
Associate Companies
Armacero Ind. Com. Ltda.	75	63
Controlling shareholders
Metalúrgica Gerdau S.A.	87	29,901
Jointly- Controlled entities
Gerdau Corsa SAPI de C.V.	43,702	5,209
Others
Fundação Gerdau	68,817	76,573
Others	199	209
	112,880	111,955

Liabilities
Others
Others	(5)	(6)
	(5)	(6)

	For the nine-month periods ended
	September 30, 2012	September 30, 2011
Net financial income	729	(3,686)

b)             Commercial operations

In the nine-month periods ended September 30, 2012 and 2011, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 306,119 as of September 30, 2012 (R$ 289,076 as of September 30, 2011) and purchases in the amount of R$ 155,886 as of September 30, 2012 (R$ 119,256 as of September 30, 2011). The net balance of accounts receivable totals R$ 116,054 as of September 30, 2012 (R$ 49,054 as of December 31, 2011).

c)             Financial operations

	Expenses
	For the nine-month periods ended
	September 30, 2012	September 30, 2011
Parent company
Indac - Ind. Adm. e Comércio S.A. (*)	(13,083)	(15,947)

(*) Guarantees granted by the controlling shareholders of certain loans in the amount of R$ 705,693 as of September 30, 2012, which the company pay 0.95% p.a. calculated over the garanteed amount.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

d)             Guarantees granted

Related Party	Relationship with issuer	Type	Object	Original Amount	Maturity or Deadline	Outstanding Amount

Dona Francisca Energética S.A	Associate	Guarantee	Loans and Financing	152,020	jun/13 - dec/14	19,181

Gerdau Açominas S.A.	Subsidiary	Guarantee	Loans and Financing	2,042,893	jul/15	1,665,799

Empresa Siderúrgica Del Peru S.A.A.	Subsidiary	Guarantee	Loans and Financing	148,071	Undetermined	142,142

Empresa Siderúrgica Del Peru S.A.A.	Subsidiary	Guarantee	Loans and Financing	544,262	sep/13 - april/14	263,993

GTL Trade Finance Inc.	Subsidiary	Guarantee	10 Years Bond	1,744,000	oct/17	3,045,900

Diaco S.A.	Subsidiary	Guarantee	Loans and Financing	280,804	april/14 - jul/14	324,896

Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Electricity purchase and sale agreement	1,664	sep/16	8,354

Gerdau Holding Inc.	Subsidiary	Guarantee	10 Years Bond	2,188,125	jan/20	2,538,250

Industrias Nacionales C. por A.	Associate	Guarantee	Loans and Financing	102,529	jul/15 - jan/19	117,526

Industrias Nacionales C. por A.	Associate	Guarantee	Loans and Financing	112,852	mar/14	42,351

Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Working capital line	75,392	oct/12	90,362

Gerdau Trade Inc.	Subsidiary	Guarantee	10 Years Bond	2,117,750	sep/20	2,538,250

Gerdau Açominas S.A.	Subsidiary	Guarantee	Loans and Financing	67,773	jan/16	82,239

Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Loans and Financing	123,293	aug/14	148,273

Siderúrgica Tultitlán S.A. de C.V.	Subsidiary	Guarantee	Loans and Financing	20,434	jun/14	22,120

Coquecol S.A.C.I.	Subsidiary	Guarantee	Loans and Financing	37,822	feb/13 - sep/13	42,643

Steelchem Trading Corporation	Associate	Guarantee	Loans and Financing	80,964	mar/14 - jun/14	81,224

e)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 346,523 as of September 30, 2012 (R$ 490,931 as of December 31, 2011), which corresponds to 98,173 debentures (149,462 as of December 31, 2011).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

f)                Price conditions and charges

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 2.00% and 6.59% for the three-month and nine-month periods ended on September 30, 2012, respectively (3.18% and 8.70% for the three-month and nine-month periods on September 30, 2011, respectively). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. The sales and purchases of inputs and products are made under terms and conditions agreed between the parties under normal market conditions.

g)             Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 4,840 and R$ 42,557 for the three-month and nine-month periods ended on September 30, 2012, respectively (R$ 4,530 and R$ 42,432 for the three-month and nine-month periods ended on September 30, 2011, respectively).

NOTE 16 — EQUITY — PARENT COMPANY GERDAU S.A.

a) Capital — The Board of Directors may, without need to change the by-laws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

The reconciliation of the number of common and preferred shares outstanding at the beginning and at the end of the periods is presented as follows:

	September 30, 2012		December 31, 2011
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,132,968,411	503,903,035	1,000,912,831
Repurchases	—	(2,693,000)	—	(4,100,000)
Issuance of shares	—	—	68,026,910	134,830,100
Exercise of stock option	—	344,348	—	1,325,480
Others	—	(418,552)	—	—
Balance at the end of the period	571,929,945	1,130,201,207	571,929,945	1,132,968,411

As of September 30, 2012, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, totaling a paid up capital of R$ 19,249,181 (Net of capital increase costs). The shares are distributed as follows:

	Shareholders
	September 30, 2012						December 31, 2011
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	26,590,529	4.6	181,647,585	15.9	208,238,114	12.1	23,811,051	4.2	191,637,962	16.7	215,449,013	12.4
Foreign institutional investors	23,117,181	4.0	533,679,474	46.6	556,796,655	32.4	24,316,585	4.2	501,052,151	43.7	525,368,736	30.6
Other shareholders	72,509,581	12.7	162,032,664	14.1	234,542,245	13.6	74,089,655	12.9	187,436,814	16.4	261,526,469	15.2
Treasury shares	1,697,538	0.3	15,830,038	1.3	17,527,576	1.0	1,697,538	0.3	13,062,834	1.1	14,760,372	0.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Treasury stocks

Changes in treasury shares are as follows:

	September, 30 2012				December 31, 2011
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	13,062,834	236,642	1,697,538	557	10,288,314	160,848
Repurchases	—	—	2,693,000	52,550	—	—	4,100,000	84,927
Exercise of stock option	—	—	(344,348)	(14,920)	—	—	(1,325,480)	(9,133)
Others	—	—	418,552	6,044	—	—	—	—
Balance at the end of the period	1,697,538	557	15,830,038	280,316	1,697,538	557	13,062,834	236,642

As of September 30, 2012, the Company had 15,830,038 preferred shares in treasury, totaling R$ 280,315. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. Until the third quarter of 2012, 344,348 shares were delivered for the exercise of stock options with losses of R$ 14,920, which were recorded in the Stock options account. The average acquisition cost of these shares was R$ 16.02.

c) Legal reserves - under the Brazilian Corporate Law, the Company must transfer 5% of its profit for the year determined in the corporate books in accordance with accounting practices adopted in Brazil to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be used to increase capital or absorb losses, but cannot be used for dividend purposes.

d) Stock options plan — consists of the expense recorded due to the stock option plan and by the exercised stock options.

e) Other reserves - Includes cumulative translation differences, unrealized gains and losses on net investment hedges, unrealized gains and losses on cash flow hedges and unrealized gains and losses on available for sale securities.

f) Retained earnings - consists of earnings not distributed to the shareholders and include the reserves required by the Company by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its corporate books in accordance with accounting practices adopted in Brazil to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, payment of dividends or repurchase of shares. This account also considers the effects and/or reclassifications of non-controlling interest on consolidated entities.

g) Dividends and interest on capital — On August 13, 2012, the Company paid dividends to shareholders in the amount of R$ 153.2 million (R$ 0.09 per share). This payment of dividends was considered as payment in advance of the minimum dividends established by the Company’s by-laws.

NOTE 17 — EARNINGS PER SHARE (EPS)

In compliance with IAS 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	For the three-month period ended on September 30, 2012			For the three-month period ended on September 30, 2011
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	130,762	258,414	389,176	237,154	469,972	707,126

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,130,259,723		571,929,945	1,133,400,655

Earnings per share (in R$) — Basic	0.23	0.23		0.41	0.41

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on September 30, 2012			For the nine-month period ended on September 30, 2011
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	434,895	859,716	1,294,611	524,715	1,042,210	1,566,925

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,130,610,740		543,817,773	1,080,154,001

Earnings per share (in R$) — Basic	0.76	0.76		0.96	0.96

Diluted

	For the three-month period ended on September 30, 2012	For the three-month period ended on September 30, 2011
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	258,414	469,972
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	136	126
	258,550	470,098

Net income allocated to common shareholders	130,762	237,154
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(136)	(126)

	130,626	237,028

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,130,259,723	1,133,400,655
Potential (decrease) increase in number of preferred shares outstanding in respect of stock option plan	1,770,572	910,674
Total	1,132,030,295	1,134,311,329

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.23	0.41

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on September 30, 2012	For the nine-month period ended on September 30, 2011
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	859,716	1,042,210
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	347	425
	860,063	1,042,635

Net income allocated to common shareholders	434,895	524,715
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(347)	(425)

	434,548	524,290

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	543,817,773
Preferred Shares
Weighted-average number of preferred shares outstanding	1,130,610,740	1,080,154,001
Potential (decrease) increase in number of preferred shares outstanding in respect of stock option plan	1,359,732	1,313,995
Total	1,131,970,472	1,081,467,996

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.76	0.96

The Company does not have instruments that were not included in the calculation of diluted EPS because they were antidilutive.

NOTE 18 — PROFIT SHARING

a) The profit sharing of the management of the Company is limited to 10% of net income, after deducted the income tax and the compensation paid, in accordance to the Company by-laws; and

b) The profit sharing of the employees is based on achievement of operational targets and is allocated as cost of sales, sales expenses and as general and administrative expenses.

NOTE 19 — LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the “Long-Term Incentive Program” that represents a new method of compensation of the strategic officers of the Company. The options shall be exercised in a maximum of five years after the grace period. The Stock Options Plan establishes that 75% of the options granted to management are exercisable only if they met the performance goals established by the Executive Committee.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average accrued market price (1)	Initial balance on December 31, 2011	Granted	Cancelled	Exercised	End balance on September 30, 2012

2004	6.78	5 years	17.71	878,364	—	—	(27,531)	850,833
2005	10.58	3 years	17.71	375,028	—	—	(4,964)	370,064
2005	10.58	5 years	17.71	842,098	—	—	(22,362)	819,736
2006	12.86	5 years	17.71	1,521,126	—	—	(49,809)	1,471,317
2007	17.50	5 years	17.71	1,247,129	—	—	(26,891)	1,220,238
2008	26.19	5 years	17.71	1,052,812	—	(19,556)	—	1,033,256
2009	14.91	5 years	17.71	2,101,178	—	(21,339)	(40,306)	2,039,533
2010	29.12	5 years	17.71	1,572,819	—	(31,433)	(3,646)	1,537,740
2011	22.61	5 years	17.71	1,397,410	—	(124,695)	(8,621)	1,264,094
2012	14.42	5 years	17.71	—	2,277,080	(50,422)	(10,203)	2,216,455
				10,987,964	2,277,080	(247,445)	(194,333)	12,823,266

(1) Accumulated average market price of share

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average accrued market price (1)	Initial balance on December 31, 2010	Granted	Cancelled	Exercised	End balance on December 31, 2011

2004	6.78	5 years	16.92	988,582	—	—	(110,218)	878,364
2005	10.58	3 years	16.92	388,468	—	—	(13,440)	375,028
2005	10.58	5 years	16.92	932,681	—	—	(90,583)	842,098
2006	12.86	5 years	16.92	1,624,621	—	—	(103,495)	1,521,126
2007	17.50	5 years	16.92	1,280,299	—	(25,028)	(8,142)	1,247,129
2008	26.19	5 years	16.92	1,083,020	—	(30,208)	—	1,052,812
2009	14.91	5 years	16.92	2,169,970	—	(58,728)	(10,064)	2,101,178
2010	29.12	5 years	16.92	1,607,567	—	(32,467)	(2,281)	1,572,819
2011	22.61	5 years	16.92	—	1,444,131	(39,984)	(6,737)	1,397,410
				10,075,208	1,444,131	(186,415)	(344,960)	10,987,964

(1) Accumulated average market price of share

As of September 30, 2012 the Company has a total of 15,830,038 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement and/or death.

b) Status of the plan as of September 30, 2012:

	Grant
	2012	2011	2010	2009	2008	2007	2006	2005	2004	Average
Total options granted	2,277,080	1,444,131	1,631,157	2,286,172	1,202,974	1,556,502	1,979,674	2,342,448	1,599,568
Exercise price- R$	14.42	22.61	29.12	14.91	26.19	17.50	12.86	10.58	6.78	16.35
Fair value of options on the granting date - R$ per option (*)	9.78	11.32	13.07	6.98	10.55	15.30	4.33	1.86	5.77	8.25
Average exercise period on the grant date (years)	5	5	5	5	5	5	5	5	5

(*) Calculated considering the model of Black-Scholes.

The total of options exercisable on September 30, 2012 is 4,788,202 (3,616,616 on December 31, 2011).

The percentage by which shareholders’ interests could potentially be diluted if all options were exercised is approximately 0.8%.

The long-term incentive plans costs recognized in profit for the year were R$ 4,944 and R$ 12,823 for the three-month and nine-month periods ended on September 30, 2012, respectively (R$ 3,877 and R$ 11,454 as of September 30, 2011, respectively).

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2012	Grant 2011	Grant 2010	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.18%	2.06%	2.08%	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.36%	57.15%	57.95%	57.81%	37.77%	38.72%	41.51%	38.72%	43.31%
Risk-free rate of return	10.62%	11.85%	12.73%	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by its employees.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of Gerdau Ameristeel approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Gerdau Ameristeel at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

On March 16, 2012, an award of approximately US$ 9.9 million (R$ 20.1 million) was granted to participants under the EIP for 2011 performance. The Company issued 1,504,780 equity-settled SARs, 97,516 RSUs, and 195,032 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

On March 16, 2011, an award of approximately US$ 11.2 million (R$ 22.7 million) was granted to participants under the EIP for 2010 performance. The Company issued 1,280,082 equity-settled SARs, 107,286 RSUs, and 214,572 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On September 30, 2012, there were 2,088,113 cash-settled SARs, 1,063,498 stock options, and 89,333 phantom shares outstanding under the LTIP. These awards are being accrued over the vesting period of 4 years.

During the three-month and nine-month periods ended on September 30, 2012, the compensation costs recognized for all equity-settled awards were an expense of US$ 2.2 million (R$ 4.5 million) and US$ 5.8 million (R$ 11.1 million), respectively, and, during the three-month and nine-month periods ended September 30, 2011, the compensation costs recognized were an expense of US$ 1.5 million (R$ 2.5 million) and US$ 4.1 million (R$ 6.7 million), respectively.

During the three-month and nine-month periods ended on September 30, 2012, the compensation costs related to cash-settled awards were expenses of US$ 1.3 million (R$ 2.6 million) and a expense of US$ 3.8 million (R$ 7.3 million), respectively, and, during the three-month and nine-month ended on September 30, 2011, a gain of US$ 5 million (R$ 8.2 million) and US$ 8.4 million (R$ 13.7 million), respectively.

As of September 30, 2012 and December 31, 2011, the outstanding liability for share-based payment transactions included in Other non-current liabilities of Gerdau Ameristeel was US$ 9.5 million (R$ 19.3 million) and US$ 8 million (R$ 15 million), respectively. The total intrinsic value of share-based liabilities for which the participant’s right to cash had vested was US$ 4.8 million (R$ 9.7 million) and US$ 3.1 million (R$ 5.8 million) as of September 30, 2012 and December 31, 2011, respectively.

Phantom Shares

Phantom Shares provide the holder with the opportunity to receive a cash payment equal to the fair market value of the ADSs. Phantom Shares vest 25% each year over a four year period with the holders receiving payment for vested shares on each grant anniversary date. The holders of Phantom Shares have no voting rights, but accumulate additional shares based on notional dividends paid by Gerdau S.A. on its ADRs at each dividend payment date, which are reinvested as additional Phantom Shares. Compensation expense related to Phantom Shares is recognized over the vesting period based upon the number of shares that are expected to vest and remain outstanding at the end of the reporting period. On the date of grant, the fair value of a Phantom Share is equal to the fair value of the underlying reference shares. For Phantom Shares, the fair value is remeasured at each balance sheet reporting date.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADRs or a cash payment equal to the fair market value of the ADRs less the grant price. The grant price is set at the closing price of the Company’s common shares on the grant date. SARs have a vesting period of four to five years and expire ten years after the grant date. Expenses with this plan are recognized based on the fair value of the awards that are still in the vesting period and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value.  Gerdau Ameristeel has SARs that may be settled in shares or in cash. For equity-settled SARs, the fair value is estimated only on the grant date. For cash-settled SARs, the fair value is remeasured at each reporting date.

The grant date fair value of equity-settled SARs granted during the nine-month period ended on September 30, 2012 and 2011 was US$ 4.51 and US$ 5.45 (R$ 8.7 and R$ 8.9), respectively and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2012	2011
Dividend yield	2.09%	2.56%
Stock price volatility	52.30%	52.75%
Risk-free rate of return	1.43%	2.37%
Expected period until maturity	6.50 years	6.51 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

Restricted Share Units (RSUs)

RSUs entitle their holders to receive a certain number of common shares after a determined vesting period. The RSUs have a vesting period of five years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Expenses related to RSUs are recognized over the vesting period based on the fair value of the Company’s RSUs on the grant date and the awards that are expected to be granted. The fair value is calculated based on the closing price of the Company’s common shares on the grant date. The weighted average fair value of RSUs granted was US$ 10.67 and US$ 13 (R$ 20.50 and R$ 21.23) for the nine-month period ended September 30, 2012 and 2011, respectively.

Performance Share Units (PSUs)

PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted depends upon the Company’s performance over the performance period against pre-established performance goals.

Expenses related to each PSU grant are recognized over the performance period based upon the fair value of the Company’s PSUs on the grant date and the number of units expected to be exercised. The fair value is calculated based on the closing price of the Company’s common shares on the date of grant. The weighted average fair value of PSUs granted was US$ 10.67 and US$ 13 (R$ 20.50 and R$ 21.23) for the nine-month period ended September 30, 2012 and 2011, respectively.

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

There were no stock options granted during the nine-month period ended on September 30, 2012 and September 30, 2011.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The table below summarizes stock options for the nine-month period ended on September 30, 2012 and for the year ended on December 31, 2011:

	September 30, 2012			December 31, 2011
	Number of shares	Average market price in the period		Number of shares	Average market price in the period
		US$	R$		US$	R$
Available at the beginning of the year	1,207,531	8.42	16.18	1,640,591	8.08	15.16
Options exercised (a)	(126,749)	3.24	6.23	(191,887)	3.23	6.06
Options cancelled	(17,284)	13.02	25.02	(241,173)	10.20	19.13
Available at the end of the period	1,063,498	8.97	17.23	1,207,531	8.42	15.79

Shares exercised	876,415	9.95	19.12	775,074	9.98	18.72

(a) The weighted-average price was based on the exercise date.

The summary of the stock options for the period ended on September 30, 2012 is as follows:

Excercise price range	Quantity Available	Average period of grace (in year)	Average price of exercise		Number exercisable at September 30, 2012
			US$	R$
US$ 4.35 (R$ 8.83)	635,908	6.4	4.35	8.36	448,825
US$ 11.89 to US$ 13.64 (R$ 24.14 to R$ 27.70)	258,344	4.2	13.20	25.36	258,344
US$ 19.84 (R$ 40.29)	169,246	5.4	19.84	38.12	169,246
	1,063,498				876,415

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau Macsteel Inc. and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. ADRs at the date the award of phantom stock is made, based in the average price of Preferred Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 1.7 million (R$ 3.5 million) was earned by participants in the first semester of 2012 and was granted 52% in SARs, 31% in Performance Shares and 17% in Restrict Shares. In 2011 an award of approximately US$ 0.8 million (R$ 1.6 million) was granted to the employees and was issued 41% in SAR’s, 39% in Performance Shares and 20% in Restrict Shares.

The subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Performance Shares

	2012 Grant	2011 Grant
Dividend yield	2.09%	2.56%
Volatility in the share price	52.30%	52.75%
Free rate of return risk	1.43%	2.37%
Expected period to maturity	4.76 years	3.76 years

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

SARS, Restrict Shares and Phanton Shares

	2012 Grant	2011 Grant
Dividend yield	2.09%	2.56%
Volatility in the share price	52.30%	52.75%
Free rate of return risk	1.43%	2.37%
Expected period to maturity	6.26 years	5.26 years

As of September 30, 2012 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 2.5 million (R$ 5.1 million), and the average period for recognizing these costs was 4.9 years.

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Depreciation and amortization	(465,041)	(437,352)	(1,362,084)	(1,315,788)
Labor expenses	(1,408,233)	(1,151,946)	(4,168,078)	(3,434,335)
Raw material and consumption material	(6,258,213)	(5,578,046)	(18,291,253)	(16,328,948)
Freight	(489,904)	(460,952)	(1,443,430)	(1,354,602)
Other expenses	(626,803)	(567,089)	(1,820,552)	(1,682,299)
	(9,248,194)	(8,195,385)	(27,085,397)	(24,115,972)

Classified as:
Cost of sales	(8,621,389)	(7,628,291)	(25,264,844)	(22,433,669)
Selling expenses	(150,338)	(150,466)	(431,053)	(445,837)
General and administrative expenses	(480,084)	(440,854)	(1,433,829)	(1,313,774)
Other operating income	53,551	57,073	126,431	159,522
Other operating expenses	(49,934)	(32,847)	(82,102)	(82,214)
	(9,248,194)	(8,195,385)	(27,085,397)	(24,115,972)

NOTE 21 — FINANCIAL INCOME

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Income from short-term investments	32,170	89,462	132,363	183,031
Interest income and other financial incomes	34,139	69,397	115,707	140,575
Financial income total	66,309	158,859	248,070	323,606

Interest on debts	(201,899)	(218,515)	(592,059)	(622,379)
Monetary variation and other financial expenses	(14,811)	(11,878)	(88,769)	(116,959)
Financial expenses total	(216,710)	(230,393)	(680,828)	(739,338)

Exchange variations, net	21,017	11,690	(119,898)	37,373
Gains and losses on derivatives, net	(4,554)	1,529	(13,711)	(67,994)
Financial result, net	(133,938)	(58,315)	(566,367)	(446,353)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 22 — SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of certain senior officers of the Company, is responsible for managing the business.

Starting in 2012, the operation of metallurgical coal and coke in Colombia, which was previously reported in the Latin America segment, has been considered in the Brazil segment. The change is due to the strategic decision to integrate the operation of coal and coke with Gerdau Açominas, due to its growing importance in the supply of metallurgical coal to that plant. Also from 2012, the Company’s corporate expenses, which were previously reported in Brazil segment, started to be considered in the column “Eliminations and Adjustments.”

For presentation purposes, the comparative information have been modified with respect to the information originally presented, to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

The segments of the Company are as follows: Brazil Operation (includes operations in Brazil, except specialty steels and the operation of metallurgical coal and coke in Colombia), North America Operation (includes all operations in North America, except those in Mexico and specialty steels (Macsteel)), Latin America Operation (includes all operations in Latin America, except Brazil and the operation of metallurgical coal and coke in Colombia) and Specialty Steel Operation (including specialty steel operations in Brazil, Europe, the United States and India).

Information by business segment:

	For the Three-month periods ended
	Brazil Operation		North America Operation		Latin America Operation		Specialty Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net sales	3,566,690	3,605,535	3,414,888	2,676,198	1,321,811	1,039,019	1,750,447	1,868,340	(234,744)	(221,771)	9,819,092	8,967,321
Cost of sales	(2,851,412)	(2,974,576)	(3,192,116)	(2,384,430)	(1,264,298)	(926,178)	(1,543,752)	(1,574,111)	230,189	231,004	(8,621,389)	(7,628,291)
Gross profit	715,278	630,959	222,772	291,768	57,513	112,841	206,695	294,229	(4,555)	9,233	1,197,703	1,339,030
Selling, general and administrative expenses	(233,927)	(246,871)	(144,678)	(100,649)	(84,666)	(62,078)	(74,814)	(79,710)	(92,337)	(102,012)	(630,422)	(591,320)
Other operating income (expenses)	18,609	19,522	2,398	6,653	(6,856)	(1,077)	(10,561)	(2,712)	27	1,840	3,617	24,226
Equity in earnings of unconsolidated companies	—	—	2,568	5,367	(9,883)	(242)	—	(6,156)	4,171	6,455	(3,144)	5,424
Operational (Loss) income before financial income (expenses) and taxes	499,960	403,610	83,060	203,139	(43,892)	49,444	121,320	205,651	(92,694)	(84,484)	567,754	777,360
Finacial result, net	(27,104)	(60,565)	(23,909)	8,923	(4,761)	(25,563)	(15,793)	(6,360)	(62,371)	25,250	(133,938)	(58,315)
Income (Loss) before taxes	472,856	343,045	59,151	212,062	(48,653)	23,881	105,527	199,291	(155,065)	(59,234)	433,816	719,045
Income and social contribution taxes	(124,754)	116,189	(803)	(36,820)	(1,166)	(17,568)	(30,620)	(25,852)	131,944	(41,648)	(25,399)	(5,699)
Net income (Loss)	348,102	459,234	58,348	175,242	(49,819)	6,313	74,907	173,439	(23,121)	(100,882)	408,417	713,346

Supplemental information:
Net sales between segments	140,380	116,176	60,685	48,428	645	—	33,034	57,167	—	—	234,744	221,771
Depreciation/amortization	190,843	213,783	121,853	103,258	40,406	29,969	111,939	90,342	—	—	465,041	437,352

	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Investments in associates and jointly-controlled entities	—	—	278,546	266,519	921,216	837,897	1,288	23,032	235,191	227,843	1,436,241	1,355,291
Total assets	17,412,134	15,541,009	15,648,354	14,438,588	7,337,761	6,558,110	12,689,482	10,661,967	510,795	2,782,120	53,598,526	49,981,794
Total liabilities	6,512,982	6,260,805	4,760,541	4,566,438	3,908,049	3,541,326	6,978,372	5,369,311	2,552,530	3,724,111	24,712,474	23,461,991

Information by business segment:

	For the Nine-month periods ended
	Brazil Operation		North America Operation		Latin America Operation		Specialty Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net sales	10,510,725	10,374,455	9,740,405	7,993,862	3,745,111	2,946,700	5,676,095	5,653,915	(678,372)	(627,953)	28,993,964	26,340,979
Cost of sales	(8,758,182)	(8,628,530)	(8,832,092)	(7,080,976)	(3,460,591)	(2,581,222)	(4,892,508)	(4,754,741)	678,529	611,800	(25,264,844)	(22,433,669)
Gross profit	1,752,543	1,745,925	908,313	912,886	284,520	365,478	783,587	899,174	157	(16,153)	3,729,120	3,907,310
Selling, general and administrative expenses	(688,788)	(719,690)	(429,058)	(331,632)	(221,946)	(180,876)	(238,319)	(243,598)	(286,771)	(283,815)	(1,864,882)	(1,759,611)
Other operating income (expenses)	49,961	23,604	8,474	11,235	(12,009)	26,236	8,175	2,307	(10,272)	13,926	44,329	77,308
Equity in earnings of unconsolidated companies	—	—	29,468	85,596	(11,948)	13,969	(17,102)	(20,082)	13,769	5,394	14,187	84,877
Operational income (Loss) before financial income (expenses) and taxes	1,113,716	1,049,839	517,197	678,085	38,617	224,807	536,341	637,801	(283,117)	(280,648)	1,922,754	2,309,884
Finacial result, net	(88,012)	(87,131)	(77,687)	(169,486)	(17,685)	(48,463)	(55,122)	(55,764)	(327,861)	(85,509)	(566,367)	(446,353)
Income (Loss) before taxes	1,025,704	962,708	439,510	508,599	20,932	176,344	481,219	582,037	(610,978)	(366,157)	1,356,387	1,863,531
Income and social contribution taxes	(272,964)	28,113	(70,043)	(96,163)	(20,814)	(58,172)	(146,320)	(147,613)	507,333	36,286	(2,808)	(237,549)
Net income (Loss)	752,740	990,821	369,467	412,436	118	118,172	334,899	434,424	(103,645)	(329,871)	1,353,579	1,625,982

Supplemental information:
Net sales between segments	434,648	399,142	157,801	73,338	1,237	—	84,686	155,473	—	—	678,372	627,953
Depreciation/amortization	577,855	637,862	345,671	311,693	120,010	91,246	318,548	274,987	—	—	1,362,084	1,315,788

	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Investments in associates and jointly-controlled entities	—	—	278,546	266,519	921,216	837,897	1,288	23,032	235,191	227,843	1,436,241	1,355,291
Total assets	17,412,134	15,541,009	15,648,354	14,438,588	7,337,761	6,558,110	12,689,482	10,661,967	510,795	2,782,120	53,598,526	49,981,794
Total liabilities	6,512,982	6,260,805	4,760,541	4,566,438	3,908,049	3,541,326	6,978,372	5,369,311	2,552,530	3,724,111	24,712,474	23,461,991

The main products by business segment are:

Brazil Operation: rebar, bars, wire rod, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Specialty Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

Information by geographic area

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Information by geographic area:

	For the Three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net sales	3,804,092	4,024,134	1,475,554	1,140,694	4,083,023	3,307,446	456,423	495,047	9,819,092	8,967,321

	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Total assets	21,732,336	21,328,121	7,337,761	6,882,443	21,459,264	19,700,246	3,069,166	2,070,984	53,598,526	49,981,794

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

Information by geographic area:

	For the Nine-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net sales	11,429,405	11,577,602	4,086,553	3,214,042	11,881,938	9,853,843	1,596,068	1,695,492	28,993,964	26,340,979

	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Total assets	21,732,336	21,328,121	7,337,761	6,882,443	21,459,264	19,700,246	3,069,166	2,070,984	53,598,526	49,981,794

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the revenue per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on revenue by product is not maintained on a consolidated basis and the cost to obtain revenue per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of revenue by product.

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.  The goodwill impairment test allocated to business segments is performed annually in December, being anticipated if events or circumstances indicate the need of test anticipation.

To determine the recoverable amount of each business segment, the Company used the discounted cash flow method, taking as basis, financial and economic projections to each segment. The projections were updated taken into consideration observed changes in the economic scenario to the market where the Company performs its business, as well as premises of expected results and historical profitability to each segment.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on September 30, 2012 is required.

NOTE 24 - SUBSEQUENT EVENTS

I) On October 29, 2012, the Company proposed to anticipate the payment of dividends on  income for the three-month period ended on September 30, 2012, which will be calculated and credited on the shareholding interest owned on November 12, 2012, in the amount of R$ 119.0 million (R$ 0.07 per common and preferred share), with payment on November 23, 2012. These amounts were considered as payment in advance of the minimum dividends established by the Company’s by-laws, and will be submitted to the approval of the Board of Directors on November 1, 2012.

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